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Thomas P. Conaghan Attorney at Law tconaghan@mwe.com +1 202 756 8161

April 5, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Michael McTiernan

Assistant Director

Re:	AG Mortgage Investment Trust, Inc.

(formerly Alexander Mortgage REIT, Inc.)

Filed March 7, 2011

File No. 333-172656

Dear Mr. McTiernan:

On behalf of AG Mortgage Investment Trust, Inc. (formerly Alexander Mortgage REIT, Inc.) (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated April 1, 2011 (the “Comment Letter”) relating to the Registration Statement on Form S-11 filed by the Company on March 7, 2011 (File No. 333-172656). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below.

1. General

We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the 1940 Act. Please provide us with a detailed analysis of the exemption that you intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

Company Response: The Company does not currently own any assets and has not entered into any agreements to acquire assets. Following its IPO, the Company intends both to make investments directly and to act as a holding company for various direct and indirect subsidiaries that will invest primarily in residential mortgage-backed securities (“RMBS”), including performing, sub-performing and non-performing mortgage loans. While initially the Company expects to concentrate its investments in Agency RMBS, over time the Company expects that the primary concentration of its investments will shift to non-Agency RMBS. The Company and its subsidiaries may also invest in commercial mortgage-backed securities (“CMBS”), residential and commercial mortgage loans, other asset-backed securities and hedging instruments and transactions, as well as short-term debt instruments and other debt

Mr. McTiernan

April 5, 2011

instruments that may be acquired without jeopardizing the Company’s qualification as a REIT for U.S. federal income tax purposes and its exemption from investment company status under the 1940 Act. The Company intends that it will not be an investment company as defined in the 1940 Act because its operations and structure will either permit it to rely upon the exclusion from the definition of “investment company” set forth in Section 3(c)(6)1, place it outside the definition of investment company contained in Section 3(a)(1), or both. Further, the Company intends that none of its subsidiaries fall within the definition of investment company in reliance on (i) the exclusions set forth in Section 3(c)(6) or Section 3(c)(5)(C), based on the composition of the assets to be owned by such subsidiaries, as discussed below, or (ii) potentially (but to a far lesser extent), the exception from the definition of investment company set forth in Section 3(c)(7).

Section 3(c)(6) and Section 3(c)(5)(C) of the Investment Company Act

The Company may rely on the exclusion provided in Section 3(c)(6), and it is contemplated that certain of the Company’s subsidiaries will not be investment companies in reliance on Section 3(c)(6) or Section 3(c)(5)(C) (each, a “3(c)(5)(C) Subsidiary”). Section 3(c)(6) provides an exclusion from the definition of investment company for “[a]ny company primarily engaged, directly or through majority-owned subsidiaries, in one or more of the businesses described in . . . [Sections 3(c)(3), 3(c)(4) and 3(c)(5)]. . . .” In turn, Section 3(c)(5)(C) provides an exclusion from the definition of investment company for:

[a]ny person who is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and who is primarily engaged in. . . purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.

The 3(c)(5)(C) Subsidiaries will not issue redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates (as defined, respectively, in Sections 2(a)(32), 2(a)(15) and 2(a)(27)). With that requirement met, reliance on Section 3(c)(5)(C), as interpreted by the staff of the Commission (the “Staff”), will require each relying subsidiary to invest at least 55% of its assets in “mortgages and other liens on and interests in real estate” (“Qualifying Real Estate Assets”) and at least 80% of its assets in Qualifying Real Estate Assets plus real estate-related assets (“Real Estate-Related Assets”). The Staff has indicated that it would regard as Qualifying Real Estate Assets for purposes of Section 3(c)(5)(C) a fee interest in real estate2, a whole mortgage loan that is fully secured by real property3 and whole pool Agency certificates.4 The Staff also has granted no-action assurance to permit pass-through notes secured by whole pools of conventional mortgage loans to be treated as Qualifying Real Estate Assets.5 In addition, the Staff has granted no-action relief to permit a participation interest in a mortgage loan fully secured by real property to be considered a Qualifying Real Estate Asset if the holder of the participation interest has the unilateral right to foreclose on the mortgage loan in the

[1]	All section references cited in response to this item are to sections of the 1940 Act.
[2]	See, e.g., Investment Company Act Release No. 3140 (Nov. 18, 1960).
[3]	See, e.g., Merrill, Lynch, Pierce, Fenner & Smith (publicly available November 4, 1981).
[4]	See, e.g., American Home Finance Corp. (publicly available April 9, 1991).
[5]	See, e.g., Premier Mortgage Corp. (publicly available Mar. 14, 1983).

Mr. McTiernan

April 5, 2011

event of a default6 or to control the process of foreclosure.7 The Staff has suggested that if the holder of a participation interest has such control rights with respect to the underlying mortgage loans, the interest would be an interest in real estate within the meaning of Section 3(c)(5)(C) rather than an interest in the nature of a security in a company engaged in the real estate business.8 The Staff has also granted no-action assurance to permit partial pool agency certificates or residual interests in a pool of mortgage loans or agency certificates to be classified as Real Estate-Related Assets for purposes of Section 3(c)(5)(C).9

As previously noted, the Company anticipates that once its operations commence, its 3(c)(5)(C) Subsidiaries (and the Company itself, to the extent that it relies on Section 3(c)(6) and invests directly rather than through 3(c)(5)(C) Subsidiaries) will initially invest primarily in Agency RMBS, switching over time to non-Agency RMBS. However, those assets may also consist of CMBS, whole mortgages, mortgage-related derivatives, policies, instruments and agreements related to mortgage insurance or reinsurance risk and hedging instruments. To ensure that the Company itself (if it so elects) is and remains eligible to rely on Section 3(c)(6), and that each 3(c)(5)(C) Subsidiary is and remains eligible for the exclusion provided by Section 3(c)(5)(C) (or Section 3(c)(6)), the Company intends that each such subsidiary will make investments of the types listed above consistent with the limits the Staff has established in no-action letters. Based on the Company’s understanding of the Staff’s current interpretations of Section 3(c)(5)(C), the Company generally does not expect to treat mortgage-related derivatives, policies, instruments and agreements related to mortgage insurance or reinsurance risk and hedging instruments as Qualifying Real Estate Assets or Real Estate-Related Assets.

Section 3(a)(1) of the Investment Company Act

In the alternative to relying on Section 3(c)(6), the Company intends to conduct its business so that it will not come within the definition of an investment company under Section 3(a)(1). Section 3(a)(1) defines an “investment company” as an issuer that:

(A) Is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities;

(B) Is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding; or

(C) Is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

[6]	See Northwestern Ohio Building & Construction Trades Foundation (publicly available May 21, 1984).
[7]	See, e.g., The Federal Home Loan Mortgage Corp. (publicly available June 14, 1985).
[8]	See MGIC Mortgage Corporation (publicly available August 1, 1974).
[9]	See, e.g., HOME Investors Trust (publicly available September 29, 1989); Guaranteed Mortgage Corp. II (publicly available January 9, 1984).

Mr. McTiernan

April 5, 2011

Section 3(a)(2) provides that the term “investment securities” includes all securities except “(A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company” in Section 3(c)(1) or Section 3(c)(7). Section 2(a)(24) defines “majority-owned subsidiary” of a person as a “company 50 per centum or more of the outstanding voting securities of which are owned by such person, or by a company which . . . is a majority-owned subsidiary of such person.”

Although (as noted above) it may invest directly in Qualifying Real Estate Assets and Real Estate Related Assets, the Company intends to operate primarily as a holding company and on an unconsolidated basis will not engage primarily in the business of investing, reinvesting or trading in securities. Thus, the Company will not be an investment company as defined in Section 3(a)(1)(A).10 Rather, on an unconsolidated basis the Company anticipates that it will primarily engage in “owning” and “holding” interests in its subsidiaries within the meaning of Section 3(a)(1)(C). The Company anticipates that more than 60% of its total assets on an unconsolidated basis will consist of holdings in wholly-owned 3(c)(5)(C) subsidiaries. The Company may also establish majority-owned or other subsidiaries that are not investment companies, or that qualify for an exclusion from the investment company definition other than pursuant to Section 3(c)(1) or Section 3(c)(7), if a business purpose arises during the course of its operations that would require such subsidiaries. However, the Company intends that wholly-owned and majority-owned subsidiaries that themselves are not relying on Section 3(c)(1) or Section 3(c)(7) will comprise more than 60% of the Company’s total assets on an unconsolidated basis. As a result, the Company will not be deemed to be an investment company under Section 3(a)(1).

2. Please provide us with copies of all graphics, maps, photographs and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Company Response: The Company advises the Staff that it does not presently intend to include any graphics, maps, photographs or other artwork in the prospectus. To the extent that the Company intends to do so, it will provide the Staff with copies of any such graphics, maps, photographs or other artwork prior to inclusion in any prospectus distributed to prospective investors.

3. We note that you intend to elect to be taxed as a REIT and that you have not yet identified any specific investments in the non-Agency target assets that you will acquire with the net proceeds of this offering. As a result, your offering appears to constitute a “blind-pool” offering. Accordingly, please detailed narrative and quantitative disclosure regarding the prior performance of the sponsor. Refer to Item 8 of Industry Guide 5 and Securities Act Release 33-6900.

Company Response: The Company has revised the disclosure to include detailed narrative and quantitative disclosure about the historical performance of Angelo, Gordon beginning on page 104.

[10]	The Company is aware that for purposes of the application of Sections 3(a)(1)(A) and 3(a)(1)(C) RMBS and CMBS would constitute “securities” and “investment securities,” respectively.

Mr. McTiernan

April 5, 2011

4. Please advise us why you believe that Item 506 of Regulation S-K dilution disclosure is not required. We note that it appears your officers and directors and certain employees of the manager will receive share grants at the time the offering will be consummated.

Company Response: The Company respectfully advises the Staff that Item 506 of Regulation S-K dilution disclosure is not required because the number of restricted stock grants expected to be made at the time of the offering to the Company’s independent directors and to the Manager are not expected to be material relative to the total number of shares to be issued in the offering.

5. Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. For example, we note your statement on page 3, “[A]ccording to the most recent Corelogic data, approximately one out of every four mortgages currently exceeds the value of the related home, and over six million residential mortgages in the U.S. are in some stage of delinquency.” Please clearly mark the specific language in the supporting materials that support this and any other statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering. Please ensure that you update your disclosure to the extent more recent information is available.

Company Response: The Company has included in an appendix to this response letter support for all quantitative and qualitative business and industry data used in the registration statement, including the Corelogic data referenced on page 3. The Company respectfully advises the Staff that none of the supporting materials were prepared specifically for the Company in connection with this offering.

Cover Page

6. Please expand the fourth risk factor to state that you may change your targeted class of investments without shareholder notice or consent. Please make similar changes to your summary and full risk factors.

Company Response: The Company has revised the disclosure on the cover page and on page 10 in response to the Staff’s comment.

7. Please add a cover page risk factor stating that you may not terminate or elect not to renew the management agreement even in the event of poor performance without having to pay substantial termination fees. Please make similar changes to your summary and full risk factors.

Company Response: The Company has revised the disclosure on the cover page and on pages 10 and 23 in response to the Staff’s comment.

Current market opportunities, page 3

8. Refer to the last paragraph under “Residential market opportunities.” Please provide a more detailed explanation of the “reduction in borrower voluntary prepayment propensity.”

Company Response: The Company has revised the disclosure on pages 3 and 87 in response to the Staff’s comment.

Our financing and hedging strategy, page 9

Mr. McTiernan

April 5, 2011

9. We note that you are not required to maintain any specific leverage ratio. However, please disclose a range of leverage that the manager expects to employ once it has invested in its target assets.

Company Response: The Company has revised the disclosure on pages 9 and 94 in response to the Staff’s comment.

Summary risk factors, page 10

10. Please revise the fifth bullet to state that you intend to rely on short-term financing and thus are especially exposed to changes in the availability of financing.

Company Response: The Company has revised the disclosure on page 10 in response to the Staff’s comment.

Conflicts of Interest, page 12

11. We note that pursuant to the management agreement your manager will adopt Angelo, Gordon’s investment allocation policy, which governs the allocations of investment opportunities among itself and its clients. Please provide a detailed discussion of the name and AUM of funds managed by Angelo, Gordon that target the same asset classes as the registrant. For each fund, please note material differences in the compensation that Angelo, Gordon is paid as compared to the compensation paid to the manager by the registrant.

Company Response: The Company has revised the disclosure on pages 15 and 98 in response to the Staff’s comment.

Our relationship with our Manager, page 13

12. In your fee table, please revise the management fee to state when the fee is payable. We note that it is calculated quarterly.

Company Response: The Company has revised the disclosure on pages 13 and 115 in response to the Staff’s comment.

13. Please provide an estimate of the dollar amount of the management fee to be paid to the manager in the first full fiscal year, assuming the maximum number of securities registered are sold in this offering and the private placement. Refer to Item 4 of Industry Guide 5.

Mr. McTiernan

April 5, 2011

Company Response: The Company has revised the disclosure on pages 14 and 116 in response to the Staff’s comment.

14. In the expense reimbursement portion of the fee table, please describe the “certain organizational and operational expenses” for which Angelo, Gordon will be reimbursed and state whether reimbursement amounts will include reimbursement for manager personnel compensation.

Company Response: The Company has revised the disclosure on pages 14 and 116-118 in response to the Staff’s comment.

Risk Factors, page 21

The manner of determining the management fee …, page 23

15. We note that manager compensation would be increased as a result of a common stock offering, even if the offering were dilutive to existing shareholders. Please expand this risk factor to address this conflict.

Company Response: The Company has revised the disclosure on page 23 in response to the Staff’s comment.

Distribution Policy, page 75

16. We note that you may fund your distributions out of the offering proceeds. Please add risk factor disclosure to address the related risks, specifically the effect it would have on cash available for investing purposes and for distribution purposes, as well as the potential dilution effects. In addition, please state that funding dividends using offering proceeds could constitute a return of capital, which would have the effect of reducing shareholder’s basis in your stock.

Company Response: In response to the Staff’s comment, the Company has added two summary risk factors as the last bullet points under the caption “Summary Risk Factors” on page 11 and has revised the disclosure under the caption “Risk Factors – Risks Related to This Offering – We have not established a minimum distribution payment level and we may be unable to generate sufficient cash flows from our operations to make distributions to our stockholders at any time in the future” on page 66 to include the requested disclosure regarding the possibility that the Company may not pay distributions from offering proceeds, borrowings or asset sales and that funding dividends using offering proceeds would constitute a return of capital, which would reduce stockholder’s basis in the Company’s common stock.

Target Asset Classes, page 96

17. Please disclose your portfolio turnover policy. Please see Item 13(b)(2) of Form S-11.

Company Response: The Company has revised the disclosure on page 92 in response to the Staff’s comment.

Underwriting, page 175

Mr. McTiernan

April 5, 2011

18. Please disclose any actual historical investment banking and commercial dealings between the underwriters and the company or its affiliates. Refer to Item 508 of Regulation S-K.

Company Response: The Company has revised the disclosure on page 173 in response to the Staff’s comment.

Item 36. Financial Statement and Exhibits, page 186

19. Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file legal and tax opinions with the next amendment, please provide draft copies for us to review. In addition, we note the exhibit list includes “form of” agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

Company Response: The Company will file all exhibits prior to seeking effectiveness.

*        *        *

Mr. McTiernan

April 5, 2011

If you have any questions with respect to the foregoing, please contact Thomas P. Conaghan at (202) 756-8161.

Very truly yours,

/s/ Thomas P. Conaghan
Thomas P. Conaghan

Enclosures

cc:	Forest Wolfe

Stephen Older

Folake Ayoola

FOR IMMEDIATE RELEASE
March 8, 2011

Media Contacts Below

NEW CORELOGIC® DATA SHOWS 23 PERCENT OF BORROWERS UNDERWATER WITH

$750 BILLION DOLLARS OF NEGATIVE EQUITY

PROPOSED DOWN PAYMENT RULES WILL IMPACT ALREADY HARD-HIT STATES

SANTA ANA, Calif., March 8, 2011—CoreLogic (NYSE: CLGX), a leading provider of information, analytics and business services, today released negative equity data showing that 11.1 million, or 23.1 percent, of all residential properties with a mortgage were in negative equity at the end of the fourth quarter of 2010, up from 10.8 million, or 22.5 percent, in the third quarter. The small increase reflects the price declines that occurred during the fourth quarter and led to lower values. An additional 2.4 million borrowers had less than five percent equity, referred to as near-negative equity, in the fourth quarter. Together, negative equity and near-negative equity mortgages accounted for 27.9 percent of all residential properties with a mortgage nationwide.

Negative equity, often referred to as “underwater” or “upside down,” means that borrowers owe more on their mortgages than their homes are worth. Negative equity can occur because of a decline in value, an increase in mortgage debt or a combination of both.

Data Highlights

•

Nevada had the highest negative equity percentage with 65 percent of all of its mortgaged properties underwater, followed by Arizona (51 percent), Florida (47 percent), Michigan (36 percent) and California (32 percent).

•

At 118 percent, Nevada had the highest average loan-to-value (LTV) ratios for properties with a mortgage, followed by Arizona (95 percent), Florida (91 percent), Michigan (84 percent), and Georgia (81 percent). New York had the lowest LTV at 50 percent, followed by Hawaii (54 percent), District of Columbia (58 percent), Connecticut (60 percent), and North Dakota (60 percent).

•

The distribution of LTV varies greatly by state. For example, California has a higher share of borrowers with 60 percent or less LTV compared to Texas even though California has a negative equity share that is 3 times higher than Texas. Florida and Michigan have fairly similar concentrations of low LTV loans, but above 70 percent LTV the profiles of the states begin to diverge with Florida significantly worse than Michigan.

•

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 set forth the qualified residential mortgage (QRM) designation, which exempts lenders from risk retention requirements for the loans to be securitized, making those loans cheaper to originate. While there are many aspects to the definition, an emerging consensus is that a 20 percent down payment will be one of the features. Clearly, higher down payments are necessary to reduce credit risk for lenders and

FOR IMMEDIATE RELEASE
March 8, 2011

securitizers, but given the majority of homebuyers are repeat buyers who use current equity as the bulk of their equity, states that have a lower proportion of borrowers with 80 percent LTV or less will be adversely affected because repeat buyers will not have sufficient down payments to buy new homes[1] with QRMs. In the U.S., 54 percent of homeowners with mortgages would qualify for the exemption using the 20 percent definition. But more than 70 percent of borrowers in New York, Hawaii and North Dakota would qualify, so the impact in those states will be smaller than the impact on the U.S. Conversely, Nevada will be the most negatively impacted by the QRM exemption, because few homeowners have 20 percent equity or more in their home. Other hard-hit foreclosure states that would be negatively impacted include Georgia and Colorado.

•

The consensus is that home prices will fall another 5 percent to 10 percent in 2011. If so, the most that negative equity will rise is another 10 percentage points, all else equal[2]. What’s important is not just the share of at-risk loans (i.e., loans with less than 10 percent equity) but current price movements. At the safe end of the spectrum, New York, North Dakota and Hawaii have very low shares of at risk loans (less than 7 percent) and prices are still increasing, so the risk is minimal (Figure 5). Colorado, Tennessee and North Carolina appear to be the riskiest because they each have the largest percent of loans at risk (16 percent or more). However, each is only experiencing moderate price declines so the impact in these states will be small to moderate. Given price declines, the largest risk to future increases in negative equity lies in Alabama, Idaho, and Oregon which have a high share of loans that are near negative equity and rapid home price depreciation.

•

The aggregate level of negative equity increased to $751 billion in Q4, up from $744 billion last quarter but still below $800 billion a year ago. Over $450 billion of the aggregate negative equity dollars include borrowers who are upside down by more than 50 percent (Figure 6).

“Negative equity holds millions of borrowers captive in their homes, unable to move or sell their properties. Until the high level of negative equity begins to recede, the housing and mortgage finance markets will remain very sluggish,” said Mark Fleming, chief economist with CoreLogic.

[1]	This analysis is about the typical future homebuyer who is an owner with a mortgage. We implicitly assume that the majority of future homebuyers’ downpayment will come from their current equity and will purchase a similarly priced home. These borrowers typically represent the majority of homebuyers in normal markets.
[2]	Most likely even if prices decline 10 percent in 2011, negative equity will rise by less than that because foreclosures are removing negative equity borrowers.

FOR IMMEDIATE RELEASE
March 8, 2011

Q4 2010 Negative Equity by State*

	Properties With a Mortgage Outstanding					$ Outstanding
Name	Mortgages	Negative Equity Mortgages	Near** Negative Equity Mortgages	Negative Equity Share	Near** Negative Equity Share	Total Property Value	Mortgage Debt Outstanding	Net Homeowner Equity	Loan-to-Value Ratio
Alabama	342,247	34,290	19,082	10.0%	5.6%	65,164,847,249	43,641,335,049	21,523,512,200	67%
Alaska	93,374	7,780	5,213	8.3%	5.6%	25,117,212,290	16,662,130,886	8,455,081,404	66%
Arizona	1,326,704	674,855	59,927	50.9%	4.5%	252,340,906,926	238,802,093,701	13,538,813,225	95%
Arkansas	240,156	24,872	13,595	10.4%	5.7%	37,968,671,781	27,486,513,982	10,482,157,799	72%
California	6,848,038	2,178,307	311,400	31.8%	4.5%	2,820,484,390,231	1,991,629,822,192	828,854,568,039	71%
Colorado	1,129,128	224,062	90,158	19.8%	8.0%	300,525,601,691	216,082,305,454	84,443,296,237	72%
Connecticut	818,354	106,350	31,026	13.0%	3.8%	288,143,321,928	171,563,108,922	116,580,213,006	60%
Delaware	181,355	25,507	9,095	14.1%	5.0%	47,423,891,182	32,074,543,060	15,349,348,122	68%
Florida	4,413,807	2,089,518	177,651	47.3%	4.0%	815,722,822,287	741,046,997,179	74,675,825,108	91%
Georgia	1,608,256	485,148	119,620	30.2%	7.4%	311,444,397,512	251,812,752,555	59,631,644,957	81%
Hawaii	226,571	22,255	7,700	9.8%	3.4%	118,104,479,636	63,961,702,592	54,142,777,044	54%
Idaho	243,849	60,361	12,348	24.8%	5.1%	48,091,894,584	35,310,698,895	12,781,195,689	73%
Illinois	2,212,385	480,627	111,500	21.7%	5.0%	510,805,617,768	369,838,670,016	140,966,947,752	72%
Indiana	608,490	65,408	28,214	10.7%	4.6%	92,307,107,148	64,036,855,380	28,270,251,768	69%
Iowa	345,297	29,374	14,563	8.5%	4.2%	52,430,146,413	34,947,646,170	17,482,500,243	67%
Kansas	296,800	30,856	15,832	10.4%	5.3%	53,273,598,149	37,544,019,203	15,729,578,946	70%
Kentucky	283,980	24,367	13,504	8.6%	4.8%	48,364,307,960	32,685,743,600	15,678,564,360	68%
Louisiana	NA	NA	NA	NA	NA	NA	NA	NA	NA
Maine	NA	NA	NA	NA	NA	NA	NA	NA	NA
Maryland	1,354,791	326,600	68,399	24.1%	5.0%	421,250,005,626	296,498,571,277	124,751,434,349	70%
Massachusetts	1,493,442	228,450	52,492	15.3%	3.5%	540,683 298,427	328,301,350,157	212,381,948,270	61%
Michigan	1,385,637	502,049	76,100	36.2%	5.5%	197,942,486,068	166,860,983,751	31,081,502,317	84%
Minnesota	565,709	90,206	28,478	15.9%	5.0%	126,456,651,398	82,997,794,882	43,458,856,516	66%
Mississippi	NA	NA	NA	NA	NA	NA	NA	NA	NA
Missouri	776,919	121,987	44,676	15.7%	5.8%	136,118,557,977	97,498,804,101	38,619,753,876	72%
Montana	113,658	8,756	4,106	7.7%	3.6%	28,357,113,297	17,079,602,357	11,277,510,940	60%
Nebraska	220,780	19,473	12,268	8.8%	5.6%	35,217,267,508	25,451,312,236	9,765,955,272	72%
Nevada	582,142	380,458	25,811	65.4%	4.4%	101,287,321,345	119,499,680,321	-18,212,358,976	118%
New Hampshire	213,697	39,465	11,693	18.5%	5.5%	51,976,721,553	36,302,110,026	15,674,611,527	70%
New Jersey	1,879,041	305,701	81,116	16.3%	4.3%	664,208,906,485	413,457,938,739	250,750,967,746	62%
New Mexico	232,731	28,319	10,660	12.2%	4.6%	54,128,316,976	35,960,676,240	18,167,640,736	66%
New York	1,845,061	132,571	41,074	7.2%	2.2%	827,178,503,181	414,444,962,076	412,733,541,105	50%
North Carolina	1,535,070	170,242	103,738	11.1%	6.8%	315,146,038,768	224,226,774,396	90,919,264,372	71%
North Dakota	48,961	3,399	1,237	6.9%	2.5%	8,470,391,703	5,094,422,338	3,375,969,365	60%
Ohio	2,200,773	474,657	140,250	21.6%	6.4%	315,770,310,681	238,156,697,286	77,613,613,395	75%
Oklahoma	411,177	25,419	17,326	6.2%	4.2%	59,828,388,785	42,501,261,089	17,327,127,696	71%
Oregon	694,122	118,098	40,373	17.0%	5.8%	175,682,119,003	122,218,128,334	53,463,990,669	70%
Pennsylvania	1,802,175	135,035	62,008	7.5%	3.4%	396,787,231,289	247,912,194,924	148,875,036,365	62%
Rhode Island	228,500	48,387	8,543	21.2%	3.7%	63,224,076,089	39,558,494,078	23,665,582,011	63%
South Carolina	605,105	92,021	38,026	15.2%	6.3%	130,215,456,605	92,428,576,883	37,786,879,722	71%
South Dakota	NA	NA	NA	NA	NA	NA	NA	NA	NA
Tennessee	969,410	136,542	68,380	14.1%	7.1%	166,089,403,986	118,292,151,805	47,797,252,181	71%
Texas	3,303,387	344,477	184,239	10.4%	5.6%	605,818,101,334	416,693,491,580	189,124,609,754	69%
Utah	472,799	101,113	30,399	21.4%	6.4%	113,769,591,361	83,817,198,211	29,952,393,150	74%
Vermont	NA	NA	NA	NA	NA	NA	NA	NA	NA
Virginia	1,256,118	294,439	75,535	23.4%	6.0%	412,927,805,068	293,564,738,064	119,363,067,004	71%
Washington	1,409,096	237,379	80,513	16.8%	5.7%	430,906,911,326	292,691,378,941	138,215,532,385	68%
Washington, DC	99,385	14,545	4,348	14.6%	4.4%	48,503,801,921	28,283,596,977	20,220,204,944	58%
West Virginia	NA	NA	NA	NA	NA	NA	NA	NA	NA
Wisconsin	632,729	91,495	32,160	14.5%	5.1%	120,120,369,720	82,017,832,289	38,102,537,431	68%
Wyoming	NA	NA	NA	NA	NA	NA	NA	NA	NA
US	47,913,991	11,088,776	2,400,800	23.1%	5.0%	12,507,411,283,914	8,781,829,388,120	3,725,581,895,794	70%

*	This data only includes properties with a mortgage. Non-mortgaged properties are by definition not included.
**	Defined as properties in negative equity or within 5% of being in a negative equity position.

FOR IMMEDIATE RELEASE
March 8, 2011

FOR IMMEDIATE RELEASE
March 8, 2011

FOR IMMEDIATE RELEASE
March 8, 2011

FOR IMMEDIATE RELEASE
March 8, 2011

Methodology:

CoreLogic data includes 48 million properties with a mortgage, which accounts for over 85 percent of all mortgages in the U.S.** CoreLogic used its public record data as the source of the mortgage debt outstanding (MDO) and it includes first mortgage liens and junior mortgage liens and is adjusted for amortization and home equity utilization in order to capture the true level of mortgage debt outstanding for each property. The current value was estimated by using the CoreLogic Automated Valuation Models (AVM) for residential properties. The data was filtered to include only properties valued between $30,000 and $30 million because AVM accuracy tends to quickly worsen outside of this value range.

The amount of equity for each property was determined by subtracting the property’s estimated current value from the mortgage debt outstanding. If the mortgage debt was greater than the estimated value, then the property is in a negative equity position. The data was created at the property level and aggregated to higher levels of geography.

**	Only data for mortgaged residential properties that have an AVM value is presented. There are several states where the public record, AVM or mortgage coverage is thin. Although coverage is thin, these states account for fewer than 5 percent of the total population of the U.S.

Source: CoreLogic.

The data provided is for use only by the primary recipient or the primary recipient’s publication or broadcast. This data may not be re-sold, republished or licensed to any other source, including publications and sources owned by the primary recipient’s parent company without prior written permission from CoreLogic. Any CoreLogic data used for publication or broadcast, in whole or in part, must be sourced as coming from CoreLogic, a real estate data and analytics company. For use with broadcast or web content, the citation must directly accompany first reference of the data. If the data is illustrated with maps, charts, graphs or other visual elements, the CoreLogic logo must be included on screen or web site. For questions, analysis or interpretation of the data contact Lori Guyton at lguyton@cvic.com or Bill Campbell at bill@campbelllewis.com. Data provided may not be modified without the prior written permission of CoreLogic. Do not use the data in any unlawful manner. This data is compiled from public records, contributory databases and proprietary analytics, and its accuracy is dependent upon these sources.

About CoreLogic

CoreLogic is a leading provider of consumer, financial and property information, analytics and services to business and government. The company combines public, contributory and proprietary data to develop predictive decision analytics and provide business services that bring dynamic insight and transparency to the markets it serves. CoreLogic has built the largest and most comprehensive U.S. real estate, mortgage application, fraud, and loan performance databases and is a recognized leading provider of mortgage and automotive credit reporting, property tax, valuation, flood determination, and geospatial analytics and services. More than one million users rely on CoreLogic to assess risk, support underwriting, investment and marketing decisions, prevent fraud, and improve business performance in their daily operations. Formerly the information solutions group of The First American Corporation, CoreLogic began trading under the ticker CLGX on the NYSE on June 2, 2010. The company, headquartered in Santa Ana, Calif., has more than 10,000 employees globally with 2010 revenues of $1.6 billion. For more information visit www.corelogic.com.

CoreLogic is a registered trademark of CoreLogic.

# # #

Media Contacts:
For real estate industry and trade media:	For general news media:
Bill Campbell	Lori Guyton
bill@campbelllewis.com	lguyton@crosbyvolmer.com
(212) 995.8057 (office)	(901) 277.6066
(917) 328.6539 (mobile)

March 21, 2011

LPS “First Look” Mortgage Report: February Month-End Data Shows a Decline in Delinquency Rate and Foreclosure Inventories

JACKSONVILLE, Fla. – March 21, 2011 – Lender Processing Services, Inc. (NYSE: LPS), a leading provider of integrated technology, data and analytics to the mortgage and real estate industries, reports the following “first look” at February 2011 month-end mortgage performance statistics derived from its loan-level database of nearly 40 million mortgage loans.

Total U.S. loan delinquency rate (loans 30 or more days past due, but not in foreclosure): 8.80%

Month-over-month change in delinquency rate: -1.2%

Year-over-year change in delinquency rate: -18.4%

Total U.S foreclosure pre-sale inventory rate: 4.15%

Month-over-month change in foreclosure presale inventory rate: -0.2%

Year-over-year change in foreclosure presale inventory rate: 7.4%

Number of properties that are 30 or more days past due, but not in foreclosure: (A) 4,659,000

Number of properties that are 90 or more days delinquent, but not in foreclosure: 2,165,000

Number of properties in foreclosure pre-sale inventory: (B) 2,196,000

Number of properties that are 30 or more days delinquent or in foreclosure: (A+B) 6,856,000

States with highest percentage of non-current* loans: FL, NV, MS, NJ, GA

States with the lowest percentage of non-current* loans: MT, WY, AK, SD, ND

*	Non-current totals combine foreclosures and delinquencies as a percent of active loans in that state.

Notes:

(1)	Totals are extrapolated based on LPS Applied Analytics’ loan-level database of mortgage assets.
(2)	All whole numbers are rounded to the nearest thousand.

The company will provide a more in-depth review of this data in its monthly Mortgage Monitor report, which includes an analysis of data supplemented by in-depth charts and graphs that reflect trend and point-in-time observations. The Mortgage Monitor report will be available on LPS’ website, http://www.lpsvcs.com/NEWSROOM/INDUSTRYDATA/Pages/default.aspx, on March 25, 2011.

For more information about gaining access to LPS’ loan-level database, please e-mail LPSAAsales@lpsvcs.com.

About Lender Processing Services

Lender Processing Services, Inc. (LPS) is a leading provider of integrated technology, services and mortgage performance data and analytics, to the mortgage and real estate industries. LPS offers solutions that span the mortgage continuum, including lead generation, origination, servicing, workflow automation (Desktop®), portfolio retention and default, augmented by the company’s award-winning customer support and professional services. Approximately 50 percent of all U.S. mortgages by dollar volume are serviced using LPS’ Mortgage Servicing Package (MSP). LPS also offers proprietary mortgage and real estate data and analytics for the mortgage and capital markets industries. For more information about LPS, visit www.lpsvcs.com.

Investor Contact: Parag Bhansali, 904.854.8640, parag.bhansali@lpsvcs.com

Media Contact: Michelle Kersch, 904.854.5043, michelle.kersch@lpsvcs.com

Copyright © 2011 Lender Processing Services, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204, USA. All rights reserved.